

17018634

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-65342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Brown Advisory Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 S. Bond Street, Suite 400
(No. and Street)

Baltimore	Maryland	21231
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Churchill, CFO/COO — (410)-537-5400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state, last, first, middle name*)

100 East Pratt Street, Suite 1900	Baltimore	Maryland	21202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, **David M. Churchill**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Brown Advisory Securities, LLC (the "Company")** as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

David M. Churchill

CFO/COO
Title

Notary Public


MARY JEAN CARNAGGIO
NOTARY PUBLIC
BALTIMORE COUNTY
MARYLAND
My Commission Expires 01-02-2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Member of
Brown Advisory Securities, LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in member's equity and cash flows present fairly, in all material respects, the financial position of Brown Advisory Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Schedule I is supplemental information required by the Securities and Exchange Commission. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Baltimore, Maryland
February 28, 2017

PricewaterhouseCoopers LLP, 100 East Pratt Street, Suite 1900, Baltimore, MD 21202-1096
T: (410) 783 7600, F: (410) 783 7680, www.pwc.com/us

BROWN ADVISORY SECURITIES, LLC

Statement of Financial Condition

Year ended December 31, 2016

(In thousands)

Assets		**2016**
Cash and cash equivalents	$	5,922
Receivable from clearing organization		516
Prepaid expenses and other assets		264
Investment securities at fair value, cost of $165 in 2016		163
Deposits with clearing organization		54
	$	6,919
Liabilities and Member's Equity		
Accrued compensation	$	221
Payable to clearing organization		73
Payable to affiliates		520
Accrued expenses and other payables		210
Total liabilities		1,024
Member's equity		5,895
	$	6,919

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Notes to Financial Statements

December 31, 2016

(1) Organization and Nature of Business

Brown Advisory Securities, LLC (the Company) is a broker dealer registered with the Securities and Exchange Commission (SEC). The Company's sole member is Brown Advisory Management, LLC (BAM). The managing member of BAM is Brown Advisory Incorporated (BAI). Effective, January 1, 2016, BAI became wholly owned by a new holding company, Brown Advisory Group Holdings, LLC (BAGH), thus making BAGH the ultimate parent of the Company. The Company is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

The Company introduces and forwards securities transactions on a fully disclosed basis to a carrying broker-dealer. The Company may be required to indemnify the carrying broker-dealer for losses resulting from the failure of the Company's customers to meet their obligations to pay for or deliver securities.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers all investments in highly liquid debt instruments with maturities of three months or less to be cash equivalents. Cash equivalents are carried at amortized cost, which approximates fair value.

(b) Investments

Investment securities are classified as trading. Trading securities are those securities which are purchased and held principally for the purpose of selling them in the near term. Trading securities are recorded at fair value. Fair values are generally based on quoted market prices. If quoted market prices are not available, fair values are determined based on other relevant factors, including quoted market prices of similar securities. Unrealized gains and losses on trading securities are included in results of operations. Dividends and interest income are recognized when earned.

(c) Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP also establishes a framework for measuring fair value and expands disclosures about fair value measurements (note 4).

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition and the amounts of revenues and expenses for the reporting period. Actual results may differ from those estimates.

(3) Investment Securities

Investment securities at fair value of $163,000 as of December 31, 2016 consisted of a related mutual fund.

(4) Fair Value Measurements

The Company uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 – inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 – inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 – inputs are unobservable inputs for the asset or liability.

Each financial instrument's level assignment within the valuation hierarchy is based on the lowest level input that is significant to the fair value measurement for that particular category.

The Company's investment is valued based on quoted market prices in an active market (Level 1 inputs). There were no transfers between levels related to the Company's investments in 2016.

(5) Deposits with Clearing Organization

Deposits with clearing organization of $54,000 at December 31, 2016 consisted primarily of money market funds.

(6) Risks

The following is a description of the significant risks facing the Company:

(a) Off-Balance Sheet Risk

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by another broker-dealer on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealer represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

The agreement between the Company and its clearing agent provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by clearing agents.

(b) Credit Risk

Certain financial instruments, consisting of cash and cash equivalents and investments, potentially subject the Company to concentration of credit risk. The Company places its cash and cash equivalents in high quality financial institutions which, at times may exceed the Federal Deposit Insurance Company (FDIC) insurance limits. The Company has not experienced any losses in such accounts for

the year-ended December 31, 2016. The Company's investment is a mutual fund. The Company minimizes its concentration of credit risk on investments by ensuring that transactions are indirectly undertaken with a large number of counterparties and on a recognized exchange.

(c) Legal/Regulatory Risk

The risk that changes in the legal or regulatory environment in which the Company operates could result in increased competition, reduced demand for the Company's products or services, or additional anticipated expenses incurred. The Company employs compliance and operating practices that identify and minimize the adverse impact of this risk. The Company additionally attempts to minimize adverse impact of this risk through a varied offering of products and services.

(7) Contingencies

The Company is involved in legal actions arising in the normal course of its business. Management is of the opinion, after consultation with legal counsel, that there are no legal actions pending that could have a material adverse effect on the Company's financial condition or results of operations.

(8) Subsequent Events

The Company has evaluated subsequent events from the date of the statement of financial condition through February 28, 2017, the date at which the financial statements were available to be issued.

BROWN ADVISORY SECURITIES, LLC

Financial Statements

(Together with Report of Independent Registered Public Accounting Firm on Exemption Report Required by SEC Rule 17a-5)

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)